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Exhibit 99.1

                    Sprott
                    Physical
                    Platinum and
                    Palladium
                    Trust

                    Unaudited interim financial statements

                    JUNE 30,
                    2013

Table of Contents

Management Report on Fund Performance	2
Interim Financial Statements	6

Sprott Physical Platinum and Palladium Trust	June 30, 2013

Management Report of Fund Performance*

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "SPPP" and "PPT.U", respectively.

Risks

The risks of investing in the Trust are detailed in the Trust's prospectus dated December 18, 2012. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of platinum and palladium, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical platinum and palladium bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

During the period from January 1, 2013 to June 30, 2013, the Trust did not issue or redeem any units.

The value of the net assets of the Trust as of June 30, 2013 was $234.6 million or $8.38 per unit compared to $261.9 million or $9.35 per unit as at December 31, 2012. The Trust held 82,287 ounces of physical platinum bullion and 187,944 ounces of physical palladium bullion as at June 30, 2013, compared to 81,505 ounces of physical platinum bullion and 169,027 ounces of physical palladium bullion as of December 31, 2012. As at June 30, 2013, the spot price of physical platinum was $1,327.40 an ounce and the spot price of physical palladium bullion was $659.00 an ounce, compared to a spot price for platinum of $1,539.25 an ounce and a spot price for palladium of $704.50 an ounce as at December 31, 2012.

For the period from April 1, 2013 to June 30, 2013, total unrealized losses on physical platinum bullion amounted to $20.1 million and total unrealized losses on physical palladium bullion amounted to $21.1 million. For the period from January 1, 2013 to June 30, 2013, total unrealized losses on physical platinum bullion amounted to $17.5 million and total unrealized losses on physical palladium bullion amounted to $8.3 million.

The Trust's net asset value per unit on June 30, 2013 was $8.38. The units closed at $8.39 on the NYSE Arca and $8.35 on the TSX on June 28, 2013 (the last trading day of the period) compared to closing prices of $9.99 on the NYSE Arca and $9.95 on the TSX on December 31, 2012. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2013 to June 30, 2013, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 0.5%.

*
In this report, net asset value ("NAV") refers to the value of the Trust as calculated for transaction purposes, whereas net assets is used for financial statement purposes. All references to currencies in this report are in United States Dollars, unless stated otherwise.

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund's financial statements. This report contains financial highlights but does not contain the complete interim financial statements of the investment fund. A copy of the interim financial statements has been included separately within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from April 1, 2013 to June 30, 2013, the Trust incurred management fees of $324,850 (not including applicable Canadian taxes). For the period from January 1, 2013 to June 30, 2013, the Trust incurred management fees of $653,855 (not including applicable Canadian taxes).

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the period from April 1, 2013 to June 30, 2013 amounted to $187,480 (not including applicable Canadian taxes). Operating expenses for the period from January 1, 2013 to June 30, 2013 amounted to $386,324 (not including applicable Canadian taxes). Operating expenses for the period from April 1, 2013 to June 30, 2013 amounted to 0.29% of the average net assets during that period on an annualized basis. Operating expenses for the period from January 1, 2013 to June 30, 2013 amounted to 0.29% of the average net assets during that period on an annualized basis.

Sprott Physical Platinum and Palladium Trust	June 30, 2013

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust's financial performance for the three and six-month periods ended June 30, 2013 and for the period from December 19, 2012 (the Trust's initial public offering) to December 31, 2012.

Net assets per unit1

	For the three months ended June 30, 2013 $	For the six months ended June 30, 2013 $	For the period ended December 31, 2012 $

Net assets per unit, beginning of period	9.87	9.35	10.00

Increase (decrease) from operations[2]:
Total revenue	–	–	–
Total expenses	(0.01)	(0.04)	(0.01)
Realized gains (losses) for the period	–	–	–
Unrealized gains (losses) for the period	(1.48)	(0.93)	(0.12)

Total increase (decrease) from operations	(1.49)	(0.97)	(0.13)

Net assets per unit, end of period	8.38	8.38	9.35

1
This information is derived from the Trust's interim and annual financial statements.
2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	June 30, 2013		December 31, 2012

Total net asset value (000's)[1]	$234,576		$261,917
Number of Units outstanding[1]	28,000,000		28,000,000
Management expense ratio[2]	0.81%		0.90%
Trading expense ratio[3]	Nil		Nil
Portfolio turnover rate[4]	Nil		Nil
Net asset value per Unit	$8.38		$9.35
Closing market price – NYSE Arca	$8.39	[5]	$9.99
Closing market price – TSX	$8.35	[5]	$9.95

This information is provided as at the date shown, as applicable.

Management expense ratio ("MER") for the periods are based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and are expressed as annualized percentages of daily average net asset value during the period from January 1, 2013 to June 30, 2013.

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.
4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.
5
The last trading day for Units for the fiscal period ended June 30, 2013 was June 28, 2013.

Sprott Physical Platinum and Palladium Trust	June 30, 2013

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the periods shown, and illustrates how the Trust's performance has changed from period to period. The chart shows, in percentage terms, how much an investment made on the first day of the period would have grown or decreased by the last day of the period.

Summary of Investment Portfolio

As of June 30, 2013

	Ounces	Fair Value per ounce $	Average Cost $	Fair Value $	% of Net Asset Value %

Physical platinum bullion	82,287	1,327.40	131,105,718	109,227,355	46.6
Physical palladium bullion	187,944	659.00	131,136,475	123,855,001	52.8
Cash and Cash Equivalents				1,503,470	0.7
Other Net Liabilities				(10,133)	(0.1)

Total Net Asset Value				234,575,693	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Unaudited interim financial statements

June 30, 2013

Sprott Physical Platinum and Palladium Trust

Unaudited interim statement of comprehensive income

	For the three months ended June 30, 2013	For the six months ended June 30, 2013

	$	$

Income
Unrealized losses on bullion	(41,312,152)	(25,770,010)

	(41,312,152)	(25,770,010)

Expenses
Management fees (note 11)	324,850	653,855
Bullion storage fees	47,819	143,469
Sales Tax	(37,675)	30,758
General and administrative	57,178	74,932
Listing and regulatory filing fees	47,146	85,791
Audit fees	29,640	54,492
Independent Review Committee fees	2,373	4,237
Trustee fees	2,288	3,531
Legal fees	847	18,243
Net foreign exchange losses	189	1,630

	474,653	1,070,937

Realized gains (losses) on investments
Net realized gains (losses) on sales of investments	–	–

Net realized gains (losses) on investments	–	–

Net loss for the period	(41,786,805)	(26,840,947)
Other comprehensive income	–	–

Total comprehensive loss for the period	(41,786,805)	(26,840,947)

Basic and diluted loss per Unit (note 9)	(1.49)	(0.97)

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Eric Sprott	Steven Rostowsky
DIRECTOR	DIRECTOR

Sprott Physical Platinum and Palladium Trust

Unaudited interim statements of financial position

	As at June 30, 2013	As at December 31, 2012

	$	$

Assets
Cash (note 6)	1,503,470	153,348,584
Platinum bullion	109,227,355	125,456,893
Palladium bullion	123,855,001	119,079,603
Prepaid assets	32,063	–

Total assets	234,617,889	397,885,080

Liabilities
Due to broker	–	135,274,906
Accounts payable	42,195	693,467

Total liabilities	42,195	135,968,373

Equity
Unitholders' capital	280,000,000	280,000,000
Unit premium and reserves	–	–
Retained earnings (deficit)	(30,314,240)	(3,473,293)
Underwriting commissions and issue expenses	(15,110,067)	(14,610,000)

Total equity (note 8)	234,575,693	261,916,707

Total liabilities and equity	234,617,888	397,885,080

Total equity per Unit	8.38	9.35

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited interim statement of changes in equity

	Number of Units Outstanding	Unitholders' Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity

		$	$	$	$	$

Balance at December 31, 2012	28,000,000	280,000,000	(3,473,293)	(14,610,000)	–	261,916,707
Proceeds from issuance of Units (note 8)	–	–	–	–	–	–
Cost of redemption of Units (note 8)	–	–	–	–	–	–
Net loss for the period	–	–	(26,840,947)	–	–	(26,840,947)
Underwriting commissions and issue expenses	–	–	–	(500,067)	–	(500,067)

Balance at June 30, 2013	28,000,000	280,000,000	(30,314,240)	(15,110,067)	–	234,575,693

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Unaudited interim statement of cash flows

For the period from January 1, 2013 to June 30, 2013

$

Cash flows from operating activities
Net income for the period	(26,840,947)
Adjustment to reconcile net income for the period to net cash from operating activities
Unrealized losses on bullion	25,770,010
Net changes in operating assets and liabilities
Increase in prepaid assets	(32,063)
Decrease in accounts payable	(651,272)

Net cash used in operating activities	(1,754,271)

Cash flows from investing activities
Purchase of bullion	(14,315,870)
Decrease in due to broker	(135,274,906)

Net cash used in investing activities	(149,590,776)

Cash flows from financing activities
Proceeds from issuance of Units (note 8)	–
Payments on redemption of Units (note 8)	–
Underwriting commissions and issue expenses	(500,067)

Net cash used in financing activities	(500,067)

Net increase in cash during the period	(151,845,114)
Cash at beginning of period	153,348,584

Cash at end of period (note 6)	1,503,470

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust
Notes to the Interim Financial Statements  June 30, 2013 (unaudited)

1. Organization of the Trust

Sprott Physical Platinum and Palladium Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of December 23, 2011, as amended and restated as of June 6, 2012 (the "Trust Agreement"). The Trust's initial public offering closed on December 19, 2012. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "SPPP" and "PPT.U", respectively.

The investment objective of the Trust is to seek to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust has only purchased and expects only to own "Good Delivery Bars" as defined by the London Platinum and Palladium Market ("LPPM"), with each bar purchased being verified against the LPPM source.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. RBC Investor Services, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical bullion owned by the Trust.

The financial statements of the Trust as at and for the three and six-month periods ended June 30, 2013 were authorized for issue by the Manager on August 14, 2013.

2. Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

The financial statements have been prepared on a historical cost basis, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1 Summary of Significant Accounting Policies

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

(ii) Platinum and palladium bullion

Investments in bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(iv) Share Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

  •
  The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;
  •
  The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
  •
  All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
  •
  The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and
  •
  The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

  •
  Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
  •
  The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(v) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vi) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(vii) Functional and presentation currency

The Trust's functional and presentation currency is the U.S. Dollar. The Trust's performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Trust's financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

Going Concern

The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimation Uncertainty

For tax purposes, the Trust generally treats gains from the disposition of platinum and palladium bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of platinum and palladium bullion, and generally disposes of its holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

4. Certain Relevant Standards, Interpretations and Amendments Issued But Not Yet Effective

Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

5. Segment Information

For management purposes, the Trust is organized into one main operating segment, which invests in physical bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical bullion.

6. Cash and Cash Equivalents

As at June 30, 2013, cash and cash equivalents consisted entirely of cash on deposit.

7. Fair value of Financial Instruments

As at June 30, 2013, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8. Unitholders' Capital

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical platinum and palladium bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account. For the six-month period ended June 30, 2013, there were no unit issuances or redemptions.

Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders' capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

  •
  To invest and hold substantially all of its assets in physical platinum and palladium bullion; and
  •
  To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9. Earnings Per Unit

Basic earnings (loss) per unit is calculated by dividing the net income (loss) for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

The Trust's diluted earnings (loss) per unit is the same as basic earnings (loss) per unit, since the Trust has not issued any instruments with dilutive potential.

	For the three months ended June 30, 2013	For the six months ended June 30, 2013

Net loss for the period attributable to the Trust's redeemable units	$(41,786,805)	$(26,840,947)

Weighted average number of redeemable units outstanding	28,000,000	28,000,000

Basic and diluted loss per redeemable unit	$(1.49)	$(0.97)

10. Financial Risk and Management Objectives and Policies

Introduction

The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the bullion that it holds. Only certain risks of the Trust are actively managed by the Manager, as the Trust is a passive investment company. The risks are managed in accordance with the Trust's offering documents.

Risk management structure

The Trust's Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

The discussion below clarifies the Trust's management of various risks:

Excessive risk concentration

The Trust's risk is concentrated in the value of physical platinum and palladium bullion, whose values constitute 46.6% and 52.8% of total equity respectively as at June 30, 2013 (December 31, 2012: 47.9% and 45.5%).

Price risk

Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of platinum and palladium bullion, will result in changes in fair value of such investments.

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $2.3 million (December 31, 2012: $2.4 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of investments in platinum and palladium bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at June 30, 2013, approximately $12,727 (December 31, 2012: $531,019) of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion, is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical platinum and palladium bullion, which trade in highly liquid markets. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11. Related Party Disclosures

The following parties are considered related parties to the Trust:

Investment Manager – Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the three month period ended June 30, 2013 amounted to $324,850. Total management fees for the six month period ended June 30, 2013 amounted to $653,855.

All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12. Independent Review Committee ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13. Soft Dollar Commissions

There were no soft dollar commissions for the three and six month periods ended June 30, 2013.

14. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15. Events After the Reporting Period

There were no material events after the reporting period.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

Ernst & Young LLP
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto-Dominion Centre
Toronto, Ontario M5K 1J7

Legal Counsel

Heenan Blaikie LLP
P.O. Box 2900, Suite 2900
333 Bay Street
Bay Adelaide Centre
Toronto, Ontario Canada M5H 2T4

Seward & Kissel LLP
1200 G Street N.W.
Washington, DC 20005

QuickLinks

  Exhibit 99.1